Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Welcomes Don Cristobal Colon de Carvajal to its Board of Directors

Vancouver, BC – January 31, 2013: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces that Don Cristobal Colon de Carvajal has been appointed to the Company’s Board of Directors.

Mr. Colon de Carvajal, who has been serving as a member of Petaquilla’s Advisory Board, has been instrumental in advancing the Company’s progress with respect to its Lomero-Poyatos mine in Andalusia, Spain, and developing strategy for Petaquilla’s current and future works.

Mr. Colon de Carvajal, an accomplished business executive, is formerly Executive Vice Chairman of Ocaso, the second largest privately held insurance company in Spain, a post he held for 15 years, overseeing matters of insurance, loans and other financings. Previously, he served with distinction as an officer, helicopter pilot, and naval commander in the Spanish Navy and holds several awards in Spain and abroad, including a medal bestowed by the Republic of Poland for sacrifice and courage. He has been recognized for various activities in different regions of the world and has been honoured with appointments such as Special Mission Ambassador, whereby he has represented Spain at events held in Latin America and the Caribbean.

Like his ancestor, Cristobal Colon (Christopher Columbus), Mr. Colon de Carvajal holds the titles of Duke of Veragua, Duke de la Vega, Marquis of Jamaica, and Admiral of the Ocean Sea.

The Company welcomes Mr. Colon de Carvajal to its Board of Directors and recognizes that his experience and forward thinking will be assets to help drive Petaquilla’s strategy for growth.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama – a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.